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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
 OF THE SECURITIES EXCHANGE
ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
^division^cot^fin/^H-t'sectU.htn^
AND l5(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 2-2996

Di-An Controls Inc. (Exact name of registrant as specified in its charter) _

530 West Street, Braintree, Massachusetts 02184  (781) 848- 1299
Address including zip
code, and telephone number, including area code, of registrant's principal executive
offices)

Common Stock. $.10 par value per share (Title of each class of securities covered by this
Form)
None (Titles of al1 other classes of securities for winch a duty to file reports under
section 13(a)

</dmsions/corpfin/34act/sectl3.htm> or 15(d)
</divisions/corpfiii/'34act/sectl5.htm>
remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) rciicd
upon to terminate or suspend the duty to file reports:

Ru1el2g-4(a)(l)(i)	?	Rule l2h-3(b)(l)(i)	?
Rule 12g-4(a)<T)(n)	X	Rule 12h-3(b)(l)(ii)	?
Ruiel2g-4(a)(2)(i)	?	Rule 12h-3(b)(2)(i)	?
Rule 12g-4(a)(2)(ii)	?	Rule 12h-3(b)(2)(ii)	7
Rule 15d-6	?

Approximate number of holders of record as of the certification or notice date: 450

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended. Di-An
Controls, Inc. has caused this certification/notice to be signed on its behalf by the
undersigned duly authorized person.

Date: January 22. 2003
By:	Robert D Kodis. President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
 General Rules
and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer ofihe registrant, by counsel or by any other duly authorized person.
The name and title of the person signing the form shall be typed or printed under the signature.